
13002985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.



J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 27, 2013

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

($ in thousands)

	2012	2011
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. common stock	$ 230,603	$ 514,586
Common and collective trusts	1,577,847	1,665,756
Mutual funds	25,209	24,283
Common stock	22,806	21,804
Other	1,315	779
Fully benefit responsive contracts	1,204,787	1,290,651
Total investments	3,062,567	3,517,859
Receivables:		
J. C. Penney Company, Inc. contribution	11,719	11,809
Notes receivable from participants	75,620	97,220
Participant contributions	1,721	2,136
Due from broker for securities sold	3,003	1,059
Interest and dividends	61	61
Other	50	206
Total receivables	92,174	112,491
Total assets	3,154,741	3,630,350
Liabilities:		
Accounts payable and accrued liabilities	1,200	1,684
Due to broker for securities purchased	3,323	1,152
Total liabilities	4,523	2,836
Net assets reflecting investments at fair value	3,150,218	3,627,514
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(69,644)	(60,989)
Net assets available for benefits	$ 3,080,574	$ 3,566,525

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

($ in thousands)

	2012	2011
Investment income:		
Net appreciation in the fair value of investments	$ 7,832	$ 29,654
Interest	41,304	49,955
Dividends	6,788	13,499
	55,924	93,108
Less investment expenses	(1,087)	(1,163)
Net investment income	54,837	91,945
Interest income on notes receivable from participants	3,267	4,183
Contributions:		
J. C. Penney Company, Inc., net of forfeitures	56,478	63,592
Participants	124,150	143,634
	180,628	207,226
Total additions	238,732	303,354
Deductions from net assets attributed to:		
Benefit payments	(717,425)	(347,692)
Administrative expenses	(7,258)	(8,594)
Total deductions	(724,683)	(356,286)
(Decrease) in net assets available for benefits	(485,951)	(52,932)
Beginning net assets available for benefits	3,566,525	3,619,457
Ending net assets available for benefits	$ 3,080,574	$ 3,566,525

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise after completion of 1,000 hours of service in an eligibility period, which is generally a period of 12 consecutive months. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) is the named fiduciary responsible for overall administration and operation of the Plan and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated in 2012 and 2011 (earning $110,000 or more annually in 2011 for 2012 and in 2010 for 2011) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $250,000 for 2012 and $245,000 for 2011) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $17,000 in 2012 and $16,500 in 2011). Participants earning less than $110,000 in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $17,000 in 2012 and $16,500 in 2011). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2012 and 2011. These catch-up contributions are not eligible for the Company's matching contribution.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $250,000 for 2012 and $245,000 for 2011).

During 2012, the Company matching contribution totaled approximately $45.4 million and the Company retirement account contribution totaled approximately $11.0 million. During 2011, the Company matching contribution totaled approximately $52.6 million and the Company retirement account contribution totaled approximately $10.9 million.

(d) Participants' Investment Funds

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of age-based target retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) *Participant Accounts*

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) *Participants' Loans*

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or $50,000 minus the highest balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding ranged from 4.25% to 10.50% as of December 31, 2012 and maturities ranged from 2013 through 2017. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) *Vesting*

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one-year breaks in service.

(h) *Forfeited Accounts*

As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $3.7 million and $3 million, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2012 and 2011 were approximately $3.4 million and $2.8 million respectively.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) *New Accounting Pronouncements*

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amends the current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance was effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard expanded the Plan's fair value disclosure in footnote 2(c).

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities* (ASU 2011-03). ASU 2013-03 clarifies the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The ASU was effective on issuance and applies to December 31, 2012 financial statements. The adoption of this standard did not have a significant impact on the Plan's financial statements.

(c) *Fair Value Measurements*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following tables present a summary of the Plan's investment assets measured at fair value as of December 31, 2012 and 2011 ($ in thousands):

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2012:				
Common stock (a):				
J. C. Penney Company, Inc.	$ 230,603	—	—	230,603
Common and collective trusts (b):				
Fixed income securities	—	84,073	—	84,073
Equity funds	—	936,929	—	936,929
Target date funds	—	556,845	—	556,845
Total common and collective trusts	—	1,577,847	—	1,577,847
Self-directed brokerage window (c):				
Mutual funds:				
Short term investments	9,953	—	—	9,953
Municap bonds	13	—	—	13
Equity	10,783	—	—	10,783
Fixed income	4,460	—	—	4,460
Total mutual funds	25,209	—	—	25,209

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2012:				
Common stock:				
Basic materials	1,149	—	—	1,149
Communications	3,232	—	—	3,232
Consumer, cyclical	2,680	—	—	2,680
Consumer, noncyclical	2,222	—	—	2,222
Energy	3,428	—	—	3,428
Financial	3,333	—	—	3,333
Industrial	2,224	—	—	2,224
Other equity	14	—	—	14
Technology	3,990	—	—	3,990
Utilities	534	—	—	534
Total common stock	22,806	—	—	22,806
Other:				
Cash and cash equivalents	1,113	—	—	1,113
Preferred stock	172	—	—	172
Partnerships	30	—	—	30
Total other	1,315	—	—	1,315
Total self-directed brokerage window	49,330	—	—	49,330

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2012:				
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	—	—	36,168	36,168
Synthetic investment contract wrapper (e)	—	—	854	854
Fixed income securities (f)	—	1,029,891	—	1,029,891
Separate account contracts (g)	—	137,729	145	137,874
Total fully benefit responsive contracts	—	1,167,620	37,167	1,204,787
Total investment assets at fair value	$ 279,933	2,745,467	37,167	3,062,567

Actual risk depends on the individual investments which are selected by each applicable participant.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2011:				
Common stock (a):				
J. C. Penney Company, Inc.	$ 514,586	—	—	514,586
Common and collective trusts (b):				
Fixed income securities	—	122,514	—	122,514
Equity funds	—	1,002,185	—	1,002,185
Target date funds	—	541,057	—	541,057
Total common and collective trusts	—	1,665,756	—	1,665,756
Self-directed brokerage window (c):				
Mutual funds:				
Short term investments	7,908	—	—	7,908
Municap bonds	22	—	—	22
Equity	12,653	—	—	12,653
Fixed income	3,700	—	—	3,700
Total mutual funds	24,283	—	—	24,283

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2011:				
Common stock:				
Basic materials	1,376	—	—	1,376
Communications	2,871	—	—	2,871
Consumer, cyclical	2,745	—	—	2,745
Consumer, noncyclical	2,359	—	—	2,359
Energy	3,435	—	—	3,435
Financial	3,187	—	—	3,187
Industrial	2,571	—	—	2,571
Other equity	27	—	—	27
Technology	2,661	—	—	2,661
Utilities	572	—	—	572
Total common stock	21,804	—	—	21,804
Other:				
Cash and cash equivalents	515	—	—	515
Preferred stock	245	—	—	245
Partnerships	19	—	—	19
Total other	779	—	—	779
Total self-directed brokerage window	46,866	—	—	46,866

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2011:				
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	—	36,418	36,418
Synthetic investment contract wrapper (e)	—	—	1,073	1,073
Fixed income securities (f)	—	1,109,975	—	1,109,975
Separate account contracts (g)	—	143,032	153	143,185
Total fully benefit responsive contracts	—	1,253,007	37,644	1,290,651
Total investment assets at fair value	$ 561,452	2,918,763	37,644	3,517,859

Actual risk depends on the individual investments which are selected by each applicable participant.

As of December 31, 2012, the plan's investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan's investments had no transfers between levels 1 to 3 from December 31, 2011 to December 31, 2012.

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 2(d) for more information.

(a) *Common stock*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and ends with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as it relates to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c) *Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships*: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d) *Guaranteed investment contracts (GIC):* Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. As of December 31, 2012, the yields used calculate the GICs' fair value ranged from 0.56% to 0.84%. (see note 2(f)).

(e) *Synthetic investment contract (SIC) wrapper*: These are investment contracts that limit potential losses, if any, in the fixed income securities portfolio. Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities. As of December 31, 2012, the yields used calculate the SIC wrappers' fair value ranged from 0.65% to 1.08%.

(f) *Fixed income securities*: Assets underlying synthetic investment contracts include cash, U.S. Treasury and agency securities, corporate bonds, and collateralized mortgage-backed and asset-backed securities which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.

(g) *Separate Account Contract (SAC)*: Valued at fair value of the underlying assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

(h) *Separate Account Contract Wrapper*: Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities." As of December 31, 2012, the yields used calculate the SAC wrapper's fair value was 1.23%.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2012 and 2011 ($ in thousands).

	Level 3 investment assets		
	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2012:			
Balance, beginning of year	$ 36,418	$ 1,226	$ 37,644
Realized losses	8	—	8
Unrealized (loss) relating to instruments still held at the reporting date	(235)	(227)	(462)
Purchases and issuances	890	—	890
Sales and maturities	(913)	—	(913)
Balance, end of year	$ 36,168	$ 999	$ 37,167

	Level 3 investment assets		
	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2011:			
Balance, beginning of year	$ 72,287	$ 2,044	$ 74,331
Realized losses	(676)	—	(676)
Unrealized gain (loss) relating to instruments still held at the reporting date	68	(971)	(903)
Purchases and issuances	16,521	153	16,674
Sales and maturities	(51,782)	—	(51,782)
Balance, end of year	$ 36,418	$ 1,226	$ 37,644

(Continued)

(d) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) Notes Receivable From Participants

Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(f) Guaranteed Investment Contracts, Synthetic Investment Contracts and Separate Account Contracts

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 1.25% to 4.65% at December 31, 2012 and at December 31, 2011. Maturities range from 2013 to 2015 as of December 31, 2012 and 2012 to 2015 as of December 31, 2011.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The Plan also enters into separate account contracts (SAC) with certain insurance companies. The SAC market valuation is based on the market value of the assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

The average yield for the entire portfolio based on actual earnings was approximately 2.58% and 2.96% during the years ended December 31, 2012 and 2011, respectively. The average yield based on interest rate credited to participants was 2.93% and 3.32% during the years ended December 31, 2012 and 2011, respectively.

(Continued)

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and SIC may be different for each issuer, and can be found in the individual traditional GIC or SIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

(Continued)

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GICs, SACs, SICs, and wrapper contracts held by the Plan as of December 31, 2012 and 2011 ($ in thousands):

December 31, 2012	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A	$ 320,699	$ 501	$ (18,708)	$ 302,492
Natixis Financial Products Inc.	A	320,641	—	(18,203)	302,438
Rabobank Nederland	AA	67,851	152	(4,092)	63,911
State Street Bank & Trust Co.	AA-	320,700	201	(18,408)	302,493
Total		$ 1,029,891	$ 854	$ (59,411)	$ 971,334
Separate account contracts:					
Metropolitan Life Insurance Company	AA-	$ 137,729	$ 145	$ (9,481)	$ 128,393
Total		$ 137,729	$ 145	$ (9,481)	$ 128,393

December 31, 2011	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A	$ 334,051	$ 540	$ (16,236)	$ 318,355
Natixis Financial Products Inc.	A	334,026	—	(15,694)	318,332
Rabobank Nederland	AA	107,847	281	(4,703)	103,425
State Street Bank & Trust Co.	AA-	334,051	252	(15,947)	318,356
Total		$ 1,109,975	$ 1,073	$ (52,580)	$ 1,058,468
Separate account contracts:					
Metropolitan Life Insurance Company	AA-	$ 143,032	$ 153	$ (7,406)	$ 135,779
Total		$ 143,032	$ 153	$ (7,406)	$ 135,779

Credit ratings sourced from www.moodys.com.

(Continued)

December 31, 2012	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
New York Life Insurance Company	A++	$ 15,192	$ (161)	$ 15,031
New York Life Insurance Company	A++	10,453	(80)	10,373
New York Life Insurance Company	A++	10,523	(511)	10,012
Total		$ 36,168	$ (752)	$ 35,416

December 31, 2011	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
New York Life Insurance Company	A++	$ 15,108	$ (77)	$ 15,031
New York Life Insurance Company	A++	10,840	(468)	10,372
New York Life Insurance Company	A++	10,470	(458)	10,012
Total		$ 36,418	$ (1,003)	$ 35,415

Credit ratings sourced from www.standardandpoors.com.

(g) ***Payment of Benefits***

Benefits are recorded when paid.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011 are separately identified ($ in thousands):

Description of investment		2012		2011
J. C. Penney Company, Inc. common stock	$	230,603	$	514,586
State Street Bank Daily EAFE Fund		201,430		217,195
State Street Bank S&P 500 Flagship Fund Series		246,812		265,715
State Street Bank Passive Intermediate Bond Index Fund		230,424		245,509

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows ($ in thousands):

		2012		2011
J. C. Penney Company, Inc. common stock	$	(187,382)	$	45,625
Mutual funds		1,123		(1,149)
Common stock		1,328		(2,352)
Other		(20)		(805)
Common and collective trusts		192,783		(11,665)
Net change in fair value	$	7,832	$	29,654

(4) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company filed an application for a new determination letter on January 29, 2010. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more-likely than-not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Plan's Form 5500 ($ in thousands):

	2012	2011
Net assets available for benefits per the financial statements	$ 3,080,574	$ 3,566,525
Less amounts allocated to withdrawing participants	(2,613)	(1,865)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	69,644	60,989
Net assets available for benefits per Form 5500	$ 3,147,605	$ 3,625,649

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2012 and 2011 to Form 5500 ($ in thousands):

	2012	2011
Benefits paid to participants per the financial statements	$ 717,425	$ 347,692
Add amounts allocated to withdrawing participants at December 31, 2012 and 2011	2,613	1,865
Less amounts allocated to withdrawing participants at December 31, 2011 and 2010	(1,865)	(1,093)
Less deemed distributions during 2012 and 2011	(1,544)	41
Benefits paid to participants per Form 5500	$ 716,629	$ 348,505

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 ($ in thousands):

	2012	2011
Total investment income per the financial statements	$ 59,191	$ 97,291
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012 and 2011	69,644	60,989
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011 and 2010	(60,989)	(53,947)
Total investment income per the Form 5500	$ 67,846	$ 104,333

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(8) Subsequent Event

We have evaluated events and transactions that have occurred subsequent to December 31, 2012 through the date of issuance of the Plan's financial statements for potential recognition or disclosure in these Plan financial statements. No recognition or disclosure matters were noted.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J. C. Penney Company, Inc. common stock	(a)	$ 230,603
Common and collective trusts:		
* State Street Bank Short Term Investment Fund	(a)	84,073
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	201,430
* State Street Bank S&P 500 Flagship Fund Series	(a)	246,812
* State Street Bank Russell 1000 Growth Index Fund	(a)	78,937
* State Street Bank Russell 1000 Value Index Fund	(a)	57,695
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	121,631
* State Street Bank Passive Intermediate Bond Index Fund	(a)	230,424
Vanguard Target Retirement Income Fund	(a)	77,493
Vanguard 2010 Target Retirement Fund	(a)	48,257
Vanguard 2015 Target Retirement Fund	(a)	64,833
Vanguard 2020 Target Retirement Fund	(a)	81,659
Vanguard 2025 Target Retirement Fund	(a)	81,877
Vanguard 2030 Target Retirement Fund	(a)	63,050
Vanguard 2035 Target Retirement Fund	(a)	41,909
Vanguard 2040 Target Retirement Fund	(a)	30,238
Vanguard 2045 Target Retirement Fund	(a)	25,885
Vanguard 2050 Target Retirement Fund	(a)	40,203
Vanguard 2055 Target Retirement Fund	(a)	1,441
Total common and collective trusts		1,577,847
Self directed brokerage window		49,330
Fully benefit responsive contracts:		
Fixed income securities:		
ABBVIE INC 144A Total	(a)	2,482
ACE INA HOLDINGS Total	(a)	2,129
ACTAVIS INC Total	(a)	3,016
AETNA INC Total	(a)	1,167
AGILENT TECHNOLOGIES INC Total	(a)	1,739
AGL CAPITAL CORP Total	(a)	1,067
ALLYA Total	(a)	1,977
ALTERA CORP Total	(a)	426
ALTRIA GROUP INC Total	(a)	3,710
AMCAR Total	(a)	5,581
AMER EXPRESS CREDIT CO Total	(a)	1,406
AMERICA MOVIL SAB DE CV Total	(a)	4,034
AMERICAN EXPRESS CREDIT Total	(a)	1,262
AMERICAN INTL GROUP Total	(a)	334
AMERIPRISE FINANCIAL INC Total	(a)	1,326
AMERISOURCEBERGEN CORP Total	(a)	708
AMOT Total	(a)	4,091

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
AMTT 2007 1A AFX 144A Total	(a)	$	1,867
AMXCA 2009-2 A Total	(a)		1,352
AMXCA 2011-1 A Total	(a)		2,255
ANGLO AMERICAN CAP 144A Total	(a)		728
ANHEUSER-BUSCH INBEV WOR Total	(a)		1,413
ANZ NATIONAL (INTL) LTD 144A Total	(a)		3,435
APACHE CORP Total	(a)		454
APPALACHIAN POWER CO Total	(a)		165
ARISTOTLE HOLDING INC 144A Total	(a)		1,065
ASIAN DEVELOPMENT BANK Total	(a)		1,562
AT&T INC Total	(a)		1,931
ATMOS ENERGY CORP Total	(a)		308
AVALONBAY COMMUNITIES Total	(a)		427
BAA FUNDING LTD 144A Total	(a)		3,039
BAAT 2009-1A A4 144A Total	(a)		172
BAAT 2010-2 A4 Total	(a)		1,809
BAAT 2012-1 A4 Total	(a)		930
BACM 2004-6 A4 Total	(a)		10
BACM 2005 3 A4 Total	(a)		442
BACM 2005-1 A5 Total	(a)		735
BACM 2006-2 A4 Total	(a)		1,461
BACM 2006-4 A4 Total	(a)		1,114
BALTIMORE GAS & ELECTRIC Total	(a)		293
BANK OF AMERICA CORP Total	(a)		5,125
BANK OF NEW YORK MELLON Total	(a)		11
BANK OF NOVA SCOTIA Total	(a)		3,092
BARCLAYS BANK PLC Total	(a)		1,921
BARRICK GOLD CORP Total	(a)		412
BARRICK GOLD FINANCECO Total	(a)		919
BAT INTL FINANCE PLC 144A Total	(a)		1,674
BAXTER INTERNATIONAL INC Total	(a)		387
BB&T CORPORATION Total	(a)		2,452
BERKSHIRE HATHAWAY FIN Total	(a)		1,271
BERKSHIRE HATHAWAY INC Total	(a)		152
BG ENERGY CAPITAL PLC 144A Total	(a)		2,304
BHP BILLITON FIN USA LTD Total	(a)		1,136
BMWLT 2012-1 A4 Total	(a)		564
BMWOT 2011-A A3 Total	(a)		702
BMWOT 2011-A A4 Total	(a)		151
BOARDWALK PIPELINES LP Total	(a)		178
BOSTON PROPERTIES LP Total	(a)		1,129
BOTTLING GROUP LLC Total	(a)		1,884
BP CAPITAL MARKETS PLC Total	(a)		2,379
BRITISH COLUMBIA Total	(a)		3,195
BRITISH SKY BROADCASTING 144A Total	(a)		748

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BRITISH TELECOM PLC Total	(a)	$	1,160
BROADCOM CORP Total	(a)		722
BSCMS 2004 Total	(a)		1,272
BSCMS 2005 Total	(a)		1,586
BSCMS 2006 Total	(a)		4,959
BSCMS 2007 Total	(a)		1,730
BURLINGTON NORTH SANTA FE Total	(a)		1,726
CABMT 2010-IA A 144A Total	(a)		313
CAMDEN PROPERTY TRUST Total	(a)		1,257
CAMERON INTL CORP Total	(a)		684
CANADA Total	(a)		1,165
CANADIAN NATL RESOURCES Total	(a)		1,784
CAPITAL ONE FINANCIAL CO Total	(a)		2,290
CARDINAL HEALTH INC Total	(a)		2,048
CARGILL INC 144A Total	(a)		1,677
CARMX 2010-1 Total	(a)		150
CARMX 2010-2 Total	(a)		2,088
CARMX 2011-2 Total	(a)		2,186
CARMX 2012-1 Total	(a)		871
CARMX 2012-2 Total	(a)		1,889
CATERPILLAR FIN SERV Total	(a)		1,735
CATERPILLAR FINANCIAL SE Total	(a)		1,372
CATHOLIC HEALTH INITIATI Total	(a)		796
CBS CORP Total	(a)		283
CC HOLDINGS GS V LLC 144A Total	(a)		879
CD 2005-CD1 ASB Total	(a)		1,470
CD 2006 CD3 Total	(a)		81
CD 2006-CD3 Total	(a)		184
CELGENE CORP Total	(a)		1,324
CELULOSA ARAUCO CONSTITU Total	(a)		501
CFAIT 2009-1 A4 144A Total	(a)		82
CGCMT 2004-C1 A4 Total	(a)		264
CHAIT 2011-A3 A3 Total	(a)		1,747
CISCO SYSTEMS INC Total	(a)		281
CITIGROUP INC Total	(a)		1,783
CME GROUP INC Total	(a)		2,315
CMLT 2008-LS1 A3 Total	(a)		52
CNH 2010-A A4 Total	(a)		2,572
CNH 2010-B A3 Total	(a)		197
CNH 2011-B A3 Total	(a)		588
CNH 2011-B A4 Total	(a)		1,518
CNH 2012-A A3 Total	(a)		937
CNH 2012-A A4 Total	(a)		1,963
CNH 2012-C A3 Total	(a)		500
CNP 2005-A A3 Total	(a)		878

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CNP 2005-A A4 Total	(a)	$	525
COCA COLA CO Total	(a)		1,681
COCA COLA FEMSA SAB CV Total	(a)		701
COCA-COLA AMATIL LTD 144A Total	(a)		1,325
COCA-COLA CO Total	(a)		495
COCA-COLA CO/THE Total	(a)		402
COMCAST CORP Total	(a)		497
COMM 2004, 2006, 2012 Total	(a)		3,941
COMMONWEALTH BANK AUST Total	(a)		5,567
COMMONWEALTH EDISON Total	(a)		997
CONOCOPHILLIPS COMPANY Total	(a)		204
CONSUMERS ENERGY CO Total	(a)		1,079
CONTINENTAL AIRLINES INC Total	(a)		923
CONTL AIRLINES 2012-1 Total	(a)		1,373
CORNELL UNIVERSITY Total	(a)		392
COX COMMUNICATIONS INC 144A Total	(a)		964
CPL 2002-1 A4 Total	(a)		39
CREDIT SUISSE GROUP AG Total	(a)		107
CROWN CASTLE TOWERS LLC 144A Total	(a)		4,073
CSFB 2005-C1 A4 Total	(a)		27
CSMC 2006 C4 A3 Total	(a)		1,163
CSX CORP Total	(a)		606
DAIMLER FINANCE NA LLC 144A Total	(a)		1,839
DANAHER CORP Total	(a)		767
DBUBS 2011-LC3A A1 Total	(a)		321
DBUBS 2011-LC3A A2 Total	(a)		1,058
DCENT 2011-A1 A1 Total	(a)		1,529
DCP MIDSTREAM LLC 144A Total	(a)		1,980
DCP MIDSTREAM OPERATING Total	(a)		541
DELL INC Total	(a)		348
DELTA AIR LINES Total	(a)		732
DELTA AIR LINES 2011-1 Total	(a)		294
DESF 2001 1 A6, A5 Total	(a)		4,126
DEUTSCHE BANK AG LONDON Total	(a)		526
DEVON ENERGY CORPORATION Total	(a)		1,754
DIAMOND OFFSHORE DRILL Total	(a)		909
DIRECTV HOLDINGS LLC Total	(a)		988
DIRECTV HOLDINGS/FING Total	(a)		2,596
DISCOVERY COMMUNICATIONS Total	(a)		1,334
DNB BANK ASA 144A Total	(a)		4,032
DOMINION RESOURCES INC Total	(a)		911
DOW CHEMICAL Total	(a)		204
DOW CHEMICAL CO Total	(a)		2,004
DR PEPPER SNAPPLE GROUP Total	(a)		427
DTE ENERGY COMPANY Total	(a)		1,226

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
DUKE CAPITAL LLC Total	(a)	$	66
DUKE ENERGY CORP Total	(a)		3,042
DUKE ENERGY OHIO INC Total	(a)		353
EASTMAN CHEMICAL CO Total	(a)		603
ELL 2011-A A1 Total	(a)		1,010
EMERSON ELECTRIC CO Total	(a)		770
ENBRIDGE ENERGY PARTNERS Total	(a)		2,218
ENERGY TRANSFER PARTNERS Total	(a)		232
ENOGEX LLC 144A Total	(a)		121
ENSCO PLC Total	(a)		3,339
ENTERPRISE PRODUCTS OPER Total	(a)		1,663
EOG RESOURCES INC Total	(a)		1,874
EQUIFAX INC Total	(a)		567
EQUITY ONE INC Total	(a)		184
ERAC USA FINANCE COMPANY 144A Total	(a)		2,920
ERAC USA FINANCE LLC 144A Total	(a)		270
ERP OPERATING LP Total	(a)		27
EXELON GENERATION CO LLC Total	(a)		212
EXPORT DEVELOPMENT CANADA Total	(a)		376
EXPRESS SCRIPTS INC Total	(a)		1,907
FANNIE MAE Total	(a)		36,973
FEDERAL HOME LOAN BANK Total	(a)		21,506
FEDERAL REALTY INVS TRST Total	(a)		36
FHL ARM Total	(a)		43
FHL-15YR GOLD Total	(a)		70
FHLM Gold Total	(a)		1,317
FHLMC 15YR GIANT Total	(a)		177
FHLMC 15YR GOLD Total	(a)		3,676
FHLMC ARM Total	(a)		4,781
FHLMC GOLD Total	(a)		17,930
FHLMC_ARM Total	(a)		42
FHR 3153 UG Total	(a)		125
FHR 3913 FA Total	(a)		821
FHR 4077 MF Total	(a)		1,448
FIFTH THIRD BANCORP Total	(a)		2,556
FIFTH THIRD BANK NW-OHIO Total	(a)		746
FISERV INC Total	(a)		2,575
FLORIDA GAS TRANSMISSION 144A Total	(a)		2,081
FNMA Total	(a)		2,166
FNMA 15YR Total	(a)		55,100
FNMA 30 YR Total	(a)		79,831
FNMA 30YR Total	(a)		247
FNMA ARM Total	(a)		4,413
FNMA MEGA Total	(a)		1,769
FNR 2005-69 AD Total	(a)		267

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FNR 2012-79 FM Total	(a)	$	1,266
FORD MOTOR CREDIT CO LLC Total	(a)		4,507
FORDF 2010-3 A1 144A Total	(a)		1,296
FORDF 2010-3 C 144A Total	(a)		575
FORDF 2012-2 A Total	(a)		642
FORDF 2012-4 A1 Total	(a)		1,466
FORDL 2012-B A4 Total	(a)		1,452
FORDO 2009-D A4 Total	(a)		469
FORDO 2009-E A4 Total	(a)		1,139
FORDO 2010-A D Total	(a)		105
FORDO 2010-B A3 Total	(a)		92
FORDO 2010-B A4 Total	(a)		961
FPL 2007 A A2 Total	(a)		148
FPL 2007 A A3 Total	(a)		2,950
FRANKLIN RESOURCES INC Total	(a)		685
FREDDIE MAC Total	(a)		57,036
GATX CORP Total	(a)		1,367
GCCFC 2007-GG9 AAB Total	(a)		353
GEDFT 2011-1 A Total	(a)		1,805
GEEMT 2010-1 A3 144A Total	(a)		60
GEEMT 2010-1 A4 144A Total	(a)		991
GEEMT 2012-1 A4 Total	(a)		301
GEET 2012-1 A3 Total	(a)		574
GEMNT 2009-4 A Total	(a)		824
GEMNT 2010-2 A Total	(a)		1,326
GEMNT 2011-2 A Total	(a)		1,125
GEMNT 2012-1 A Total	(a)		647
GEMNT 2012-2 A Total	(a)		1,893
GENERAL ELEC CAP CORP Total	(a)		5,933
GENERAL ELECTRIC CO Total	(a)		1,427
GEORGE WASHINGTON UNIVER Total	(a)		1,048
GEORGIA POWER COMPANY Total	(a)		929
GILEAD SCIENCES INC Total	(a)		1,570
GLAXOSMITHKLINE CAPITAL Total	(a)		412
GMACC 2003-C1 A2 Total	(a)		216
GNMA II 15 YR Total	(a)		166
GNMA 15 YR Total	(a)		2,980
GNMA 30 YR Total	(a)		546
GNMA 30 YR PLAT Total	(a)		38
GNMA II 15 YR Total	(a)		1,534
GNMA II 30 YR Total	(a)		6,907
GNR 2004-47 QV Total	(a)		895
GNR 2004-77 AB Total	(a)		679
GNR 2004-97 B Total	(a)		2,572
GNR 2005-9 AB Total	(a)		420

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GNR 2012-116 BE Total	(a)	$	1,263
GOLDMAN SACHS GROUP INC Total	(a)		6,176
GOVT NATL ASSN 20Y Total	(a)		18
GOVT NATL MORTG ASSN Total	(a)		42
GOVT NATL MTG ASSN Total	(a)		3
GOVT NATL MTG ASSN 1 Total	(a)		—
GOVT NATL MTG ASSN I Total	(a)		18
GOVT NATL MTG ASSN II Total	(a)		14
GOVT NATL MTG ASSN II 002038M Total	(a)		1
GROUPE BPCE 144A Total	(a)		3,513
GSMS 2007 GG10 A3 Total	(a)		495
GSMS 2011-GC5 A1 & A4 Total	(a)		142
GSMS 2012-GC6 A2 Total	(a)		1,553
GSMS 2012-GCJ9 A3 Total	(a)		154
GTP ACQUISITION PARTNERS 144A Total	(a)		1,412
GULF SOUTH PIPELINE 144A Total	(a)		333
HARLEY DAVIDSON FINL SER 144A Total	(a)		583
HARLEY DAVIDSON FINL SERV 144A Total	(a)		1,267
HAROT 2010-1 A4 Total	(a)		543
HAROT 2010-2 A3 Total	(a)		557
HAROT 2011-3 A4 Total	(a)		1,688
HART 2009-A A4 Total	(a)		603
HART 2011-A A4 Total	(a)		871
HART 2012-C A4 Total	(a)		621
HEINEKEN NV 144A Total	(a)		604
HERSHEY CO Total	(a)		2,122
HESS CORP Total	(a)		393
HOLCIM LTD 144A Total	(a)		227
HOWARD HUGHES MEDICAL IN Total	(a)		828
HSBC BANK PLC 144A Total	(a)		871
HSBC HOLDINGS PLC Total	(a)		3,040
HSBC USA INC Total	(a)		899
HUNT 2012-1 A4 Total	(a)		543
HYDRO QUEBEC Total	(a)		1,721
HYUNDAI CAPITAL AMERICA 144A Total	(a)		1,616
IBM CORP Total	(a)		185
INTER-AMERICAN DEVEL BK Total	(a)		2,042
INTERPUBLIC GROUP COS Total	(a)		151
INTL BK RECON & DEVELOP Total	(a)		2,969
INTL FINANCE CORP Total	(a)		976
INVESCO FINANCE PLC Total	(a)		882
JCPL 2002-A A4 Total	(a)		1,385
JDOT 2012-A A3 Total	(a)		542
JDOT 2012-A A4 Total	(a)		328

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
JOHN DEERE CAPITAL CORP Total	(a)	$	1,868
JP MORGAN CHASE Total	(a)		698
JP MORGAN CHASE & CO Total	(a)		508
JPMCC 2004-C1 A3 Total	(a)		279
JPMCC 2005 LDP5 A4 Total	(a)		2,159
JPMCC 2005-LDP2 A3A Total	(a)		10
JPMCC 2005-LDP4 ASB Total	(a)		183
JPMCC 2006-CB14 A4 Total	(a)		1,946
JPMCC 2006-LDP7 A4 Total	(a)		2,941
JPMCC 2007-LD12 A4 Total	(a)		474
JPMCC 2011-C5 A3 Total	(a)		120
JPMCC 2012-C6 A1 Total	(a)		103
JPMCC 2012-C8 A3 Total	(a)		1,057
JPMORGAN CHASE & CO Total	(a)		5,070
KAISER FOUNDATION HOSPIT Total	(a)		843
KENTUCKY UTILITIES Total	(a)		263
KERN RIVER FUNDING CORP 144A Total	(a)		230
KEY BANK NA Total	(a)		138
KEYCORP Total	(a)		912
KFW Total	(a)		3,462
KILROY REALTY LP Total	(a)		1,701
KINDER MORGAN ENER PART Total	(a)		2,979
KOHLS CORPORATION Total	(a)		1,716
KRAFT FOODS INC 144A Total	(a)		903
KROGER CO Total	(a)		1,991
LBUBS 2005-2006	(a)		2,786
LBUBS 2005-C5 A4 Total	(a)		148
LBUBS 2006-C1 A4 Total	(a)		1,058
LBUBS 2006-C4 A4 Total	(a)		255
LBUBS 2006-C6 A4 Total	(a)		1,124
LBUBS06-C7 A3 Total	(a)		343
LG&E & KU ENERGY LLC Total	(a)		880
MAGELLAN MIDSTREAM PARTN Total	(a)		800
MAGELLAN MIDSTREAM PARTNERS Total	(a)		380
MANITOBA Total	(a)		2,573
MARATHON OIL CORP Total	(a)		676
MARRIOTT INTERNATIONAL Total	(a)		182
MASSACHUSETTS ELECTRIC 144A Total	(a)		262
MBALT 2012-A A3 Total	(a)		1,125
MBALT 2012-A A4 Total	(a)		939
MCKESSON CORP Total	(a)		1,345
MELLON FUNDING CORP Total	(a)		304
MERRILL LYNCH & CO Total	(a)		336
MET LIFE GLOB FUNDING I 144A Total	(a)		1,235
METLIFE INSTITUTIONAL FD 144A Total	(a)		1,109

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
MISSISSIPPI POWER CO Total	(a)	$	227
MLCFC 2006-2 A4 Total	(a)		382
MLMT 2008-C1 A4 Total	(a)		1,841
MMAF 2009-AA A4 144A Total	(a)		2,600
MOLSON COORS BREWING CO Total	(a)		468
MORGAN STANLEY Total	(a)		5,574
MSC 2005 HQ6 A4A Total	(a)		27
MSC 2005-T17 A5 Total	(a)		203
MSC 2006-HQ9 A4 Total	(a)		714
MSC 2006-T21 A4 Total	(a)		296
MSC 2007-T27 A4 Total	(a)		2,134
MSC 2008 T29 A3 Total	(a)		42
MSC 2008-T29 A4 Total	(a)		159
MVCOT 2006 2A A 144A Total	(a)		49
MVCOT 2006-1A A 144A Total	(a)		61
NABORS INDUSTRIES INC Total	(a)		2,295
NALT 2011-B A3 Total	(a)		95
NALT 2012-A A3 & A4 Total	(a)		1,766
NAROT 2012-B A3 Total	(a)		635
NATIONAL BANK OF CANADA Total	(a)		4,050
NATIONAL RURAL UTIL COOP Total	(a)		2,768
NBC UNIVERSAL MEDIA LLC Total	(a)		209
NBCUNIVERSAL MEDIA LLC Total	(a)		101
NEVADA POWER CO Total	(a)		2,001
NEW YORK LIFE GLOBAL FDG 144A Total	(a)		1,515
NEWCREST FINANCE PTY LTD 144A Total	(a)		2,818
NEWELL RUBBERMAID INC Total	(a)		61
NEWS AMERICA INC Total	(a)		341
NEXTERA ENERGY CAPITAL Total	(a)		745
NISOURCE FINANCE Total	(a)		531
NISOURCE FINANCE CORP Total	(a)		2,531
NISSAN MOTOR ACCEPTANCE 144A Total	(a)		762
NMOTR 2012-A A Total	(a)		1,083
NOBLE CORP CAYMAN ISLAND Total	(a)		703
NOBLE ENERGY INC Total	(a)		213
NOBLE HOLDING INTL LTD Total	(a)		2,151
NORDEA BANK AB 144A Total	(a)		4,420
NORFOLK SOUTHERN CORP Total	(a)		1,481
NORTHEAST UTILITIES Total	(a)		1,221
NORTHERN TRUST CORP Total	(a)		1,928
NOVARTIS CAPITAL CORP Total	(a)		253
NVR INC Total	(a)		1,777
OCCIDENTAL PETROLEUM COR Total	(a)		1,611
OHIO POWER COMPANY Total	(a)		2,471

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
OMNICOM GROUP INC Total	(a)	$	3,882
ONEOK PARTNERS LP Total	(a)		204
ONTARIO Total	(a)		2,706
OWENS CORNING INC Total	(a)		98
PACCAR FINANCIAL CORP Total	(a)		3,098
PACIFICORP Total	(a)		1,474
PECO ENERGY CO Total	(a)		1,496
PEGTF 2001-1 A7 Total	(a)		6,150
PEGTF 2001-1 A8 Total	(a)		1,923
PENNSYLVANIA ELECTRIC CO Total	(a)		188
PETROHAWK ENERGY CORP Total	(a)		1,270
PHILIP MORRIS INTL INC Total	(a)		690
PHILLIPS 66 144A Total	(a)		1,924
PLAINS ALL AMER PIPELINE Total	(a)		1,289
PNC FUNDING CORP Total	(a)		3,900
PPL CAPITAL FUNDING INC Total	(a)		51
PPL ELECTRIC UTILITIES Total	(a)		281
PPL ENERGY SUPPLY LLC Total	(a)		817
PRECISION CASTPARTS CORP Total	(a)		205
PRINCIPAL FINANCIAL GROUP Total	(a)		721
PRINCIPAL LFE GLB FND II 144A Total	(a)		1,513
PROGRESS ENERGY CAROLINA Total	(a)		512
PROGRESS ENERGY INC Total	(a)		286
PROVIDENT COMPANIES INC Total	(a)		281
PRUDENTIAL FINANCIAL INC Total	(a)		819
PSEG POWER LLC Total	(a)		2,035
PUBLIC SERVICE OKLAHOMA Total	(a)		87
QUEBEC PROVINCE Total	(a)		1,909
REGENCY CENTERS Total	(a)		75
REINSURANCE GRP OF AMER Total	(a)		1,760
RELIANCE HOLDINGS USA 144A Total	(a)		264
REPUBLIC SERVICES INC Total	(a)		439
REYNOLDS AMERICAN INC Total	(a)		582
RIO TINTO FINANCE PLC Total	(a)		1,297
ROGERS COMMUNICATIONS INC Total	(a)		782
ROPER INDUSTRIES INC Total	(a)		186
ROWAN CO INC Total	(a)		554
ROWAN COMPANIES INC Total	(a)		654
ROYAL BANK OF CANADA Total	(a)		1,371
ROYAL BK SCOTLND GRP PLC Total	(a)		2,650
RSBBC 2007-A A2 Total	(a)		1,666
SABMILLER HOLDINGS INC 144A Total	(a)		659
SANOFI AVENTIS Total	(a)		260
SBA TOWER TRUST 144A Total	(a)		2,855

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
SEMPRA ENERGY Total	(a)	$	2,846
SEMT 2010-H1 A1 Total	(a)		26
SHELL INTL FIN Total	(a)		2,017
SHERWIN-WILLIAMS CO Total	(a)		1,665
SIERRA PACIFIC POWER CO Total	(a)		420
SIMON PROPERTY GROUP LP Total	(a)		1,892
SMITHS GROUP PLC 144A Total	(a)		15
SOUTHEAST SUPPLY HEADER 144A Total	(a)		854
SOUTHERN CO Total	(a)		3,304
SOUTHWEST GAS CORP Total	(a)		122
STARWOOD HOTELS & RESORT Total	(a)		1,407
SUMITOMO MITSUI BANKING 144A Total	(a)		3,704
SUN LIFE FINANCIAL 144A FL RT Total	(a)		1,164
SUNTRUST BANKS INC Total	(a)		1,105
SVENSKA HANDELSBANKEN Total	(a)		3,664
SWEDISH EXPORT CREDIT Total	(a)		394
SYSCO CORPORATION Total	(a)		782
TAKEDA PHARMACEUTICAL 144A Total	(a)		1,185
TALISMAN ENERGY Total	(a)		1,970
TAMPA ELECTRIC Total	(a)		250
TAOT 2011-2012	(a)		755
TCM SUB LLC 144A Total	(a)		3,687
TECK RESOURCES LIMITED Total	(a)		52
TECO FINANCE INC Total	(a)		1,363
THOMSON REUTERS CORP Total	(a)		910
TIME WARNER CABLE Total	(a)		3,787
TIPS Total	(a)		15,739
TJX COS INC Total	(a)		374
TORONTO DOMINION BANK Total	(a)		2,511
TOTAL CAPITAL CANADA LTD Total	(a)		184
TOTAL CAPITAL INTL SA Total	(a)		834
TOTAL CAPITAL SA Total	(a)		1,824
TOYOTA MOTOR CREDIT CORP Total	(a)		1,187
TRANS-CANADA PIPELINES Total	(a)		901
TURLOCK CORP 144A Total	(a)		1,044
UBS AG STAMFORD CT Total	(a)		2,614
UNION BANK NA Total	(a)		769

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
($ in thousands)

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
	UNIONBANCAL CORP Total	(a)	$	385
	UNITED TECHNOLOGIES CORP Total	(a)		219
	UNITEDHEALTH GROUP INC Total	(a)		2,077
	UNUM GROUP Total	(a)		474
	UNUMPROVIDENT FINANCE CO 144A Total	(a)		553
	US BANCORP Total	(a)		5,252
	US TREASURY N/B Total	(a)		78,736
	USAOT 2010-1 A4 Total	(a)		879
	VALE OVERSEAS LIMITED Total	(a)		1,130
	VALERO ENERGY CORP Total	(a)		1,094
	VALET 2012-1 A3 Total	(a)		377
	VENTAS REALTY LP/CAP CRP Total	(a)		2,799
	VEOLIA ENVIRONNEMENT Total	(a)		506
	VIRGINIA ELEC & POWER CO Total	(a)		386
	VODAFONE GROUP PLC Total	(a)		1,091
	VOLKSWAGEN INTL FIN NV 144A Total	(a)		3,824
	VWALT 2012-A A4 Total	(a)		464
	WACHOVIA BANK NA Total	(a)		307
	WAL MART STORES INC Total	(a)		296
	WALGREEN CO Total	(a)		1,568
	WAL-MART STORES INC Total	(a)		135
	WALT DISNEY COMPANY Total	(a)		206
	WASTE MANAGEMENT INC Total	(a)		291
	WBCMT 2004-2006	(a)		6,393
	WEA FINANCE/WT FIN AUST 144A Total	(a)		3,614
	WEATHERFORD INTL LTD Total	(a)		1,847
	WELLPOINT INC Total	(a)		2,938
	WELLS FARGO & CO Total	(a)		2,637
	WELLS FARGO & COMPANY Total	(a)		1,738
	WESFARMERS LTD 144A Total	(a)		1,689
	WESTAR ENERGY INC Total	(a)		1,486
	WESTERN GAS PARTNERS Total	(a)		198
	WESTPAC BANKING CORP Total	(a)		3,981
	WFNMT 2009-D A Total	(a)		2,325
	WFNMT 2010-A A Total	(a)		2,214
	WHLS 2012-1 A2 144A Total	(a)		1,697
	WILLIAMS COMPANIES INC Total	(a)		465
	WILLIAMS PARTNERS LP Total	(a)		2,869
	WOART 2012-A A3 Total	(a)		603
	WOART 2012-A A4 Total	(a)		2,951
	WOLS 2012-A A3 & A4 Total	(a)		437
	WOODSIDE FINANCE LTD 144A Total	(a)		1,016
	WPP FINANCE 2010 Total	(a)		294
	XEROX CORPORATION Total	(a)		1,629
	Due to broker for securities purchased (U S Dollars)	(a)		(9,282)
*	STATE STREET BANK & TRUST CO	(a)		32,627
	Total fixed income securities value			1,029,891

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Wrapper agreements:			
Bank of America, NA	(a)	$	501
Rabobank Nederland	(a)		152
State Street Bank & Trust Co.	(a)		201
Total synthetic investment contracts wrapper			854
Guaranteed investment contracts:			
New York Life Insurance Company 34201003	(a)		15,192
New York Life Insurance Company GA-34201	(a)		10,453
New York Life Insurance Company GA-34201002	(a)		10,523
Total guaranteed investment contracts			36,168
Separate account contracts:			
Metropolitan Life Insurance Company 32345	(a)		137,874
Total fully benefit responsive contracts			1,204,787
Notes receivable from participants:			
* Participants loans, interest rates ranging from 4.25% to 10.50% and maturing 2013 to 2017	(a)		75,620
Total investments		$	3,138,187

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Boyd
Sharon Boyd
Benefits Controller

Date: June 27, 2013



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2013 with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 27, 2013